File No. 70 - 9527


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NUMBER 2 TO

APPLICATION-DECLARATION WITH RESPECT TO
THE ACQUISITION OF A SUBSIDIARY IN CONNECTION
WITH THE UNBUNDLING OF GENERATION BUSINESS

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
750 West Center Street, West Bridgewater, Massachusetts  02379

EASTERN EDISON COMPANY ("EASTERN")
750 West Center Street, West Bridgewater, Massachusetts  02379

MONTAUP ELECTRIC COMPANY ("MONTAUP")
750 West Center Street, West Bridgewater, Massachusetts  02379

(Names of companies filing this statement and addresses of their principal executive offices)


EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)
_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street
West Bridgewater, Massachusetts  02379

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775


This Amendment Number 2 amends that certain Application-Declaration on Form U-1 (File Number 70-9527) filed by the Declarants with the Commission on July 14, 1999, as previously amended by Amendment No. 1 dated July 28, 1999.

1. The first paragraph of Item 1, Section I.B (General Request and Overview of Transaction), is hereby amended to provide for a staged transfer and/or redemption of the Montaup Securities, and is restated in its entirety to read as follows:

        The Declarants hereby file this Declaration for the purpose of obtaining Commission authorization for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization including its outstanding: (i) preferred stock of Montaup (ii) common stock of Montaup (the securities described in clauses (i) and (ii), collectively, the "Montaup Stock"); and (iii) debenture bonds of Montaup (the "Bonds," and together with the Montaup Stock, the "Montaup Securities") thereby causing Montaup to become a wholly-owned, first-tier subsidiary of EUA. The transfer of the Montaup Securities to EUA by Eastern will take the form of one or more special dividend payments comprising all the Montaup Securities, which will be paid out of Eastern's retained earnings to the maximum extent possible and, thereafter, subject to receipt of Commission authorization, out of paid-in capital, unearned surplus and/or a redemption of Eastern common stock, such redemption to be funded with Montaup Securities (such transfer and acquisition of Montaup Securities, and the transactions relating thereto, hereinafter collectively referred to as the "Spin-Off").

2. Section II of Item 1 (Dividend Distribution by Eastern Edison to EUA and Payment Out of Paid In Capital), is hereby amended (i) to provide for a staged transfer of the Montaup Securities through one or more dividend distributions by Eastern Edison to EUA, and (ii) to establish a timeframe for the payment to EUA by Eastern Edison of future dividends from other than retained earnings. Section II of Item 1 is hereby restated in its entirety to read as follows:

         Eastern Edison hereby proposes and requests authorization to distribute through one or more dividend distributions all of the remaining Montaup Securities to EUA. Such dividend distribution(s) may, in part, exceed Eastern Edison's retained earnings and be paid out of paid-in capital, unearned surplus and/or as the redemption price for the redemption of Eastern Edison common stock (as described in paragraph I.B above). EUA proposes and requests authorization to acquire and/or receive such Montaup Securities in the form of one or more dividend distributions from Eastern Edison. All of the Montaup Securities are issued in the name of, and are beneficially owned by, Eastern Edison. Eastern Edison hereby further requests authorization, upon consummation of the Spin-Off and through April 30, 2000, to pay future dividends to EUA out of other than retained earnings.

3. Item 2 is hereby amended and restated in its entirety to read as follows:

The estimate of the approximate amount of fees and expenses payable in connection with the proposed transactions is as follows:

Counsel fees      $35,000
Miscellaneous     $5,000
TOTAL             $40,000

4. Item 4, Regulatory Approvals, is hereby amended by adding the following paragraph which updates the status of certain regulatory approvals:

     The FERC approved the proposed transactions through its approval of Docket No. EC99-70-000 by Order issued September 29, 1999. The NRC has indicated by letters dated October 27, 1998 that no NRC consent is required.

5. Item 6, Exhibits and Financial Statements, is hereby amended and restated to read as follows:

(a)     Exhibits.

        *       Filed herewith.

Exhibit A-1*   Amended and Restated Articles of Organization of Montaup

Exhibit D-1    FERC Docket #EC99-70-000; Order dated September 29, 1999 (88
               FERC Chapter 61,292)

Exhibit D-2    NRC Docket #50-423, #50-443

Exhibit D-3    CDPUC Docket #99-08-11

Exhibit D-4    MDTE Docket #99-67

Exhibit F*     Opinion of Counsel


Exhibit G      Proposed Form of Notice


        (b)     Financial Statements

*       Filed by Amendment

b-1       Pro forma balance sheet of Eastern Utilities Associates as at June
          30, 1999

b-2       Pro forma balance sheet of Eastern Edison Company as at June 30, 1999

b-3       Pro forma balance sheet of Montaup Electric Company as at June 30,
          1999



S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 26, 1999

EASTERN UTILITIES ASSOCIATES,
EASTERN EDISON COMPANY,  and
MONTAUP ELECTRIC COMPANY,




By  /s/ Clifford J. Hebert, Jr.
Clifford J. Hebert, Jr.
Treasurer